Exhibit 1.2

[GRAPHIC OMITTED]

HAVAS

For immediate release

                                                        Paris, January 21st 2004

                Havas denies rumors and demands an investigation

Havas confirms that it formally denies the unfounded rumors that circulated in the financial markets this morning regarding alleged accounting irregularities.

As a a result the Group has today requested that the AMF (Autorite des Marches Financiers) immediately launch an investigation into possible manipulation of the Havas share price.

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,500 people.

Further information about Havas is available on the company's website: www.havas.com


Contacts:

Communications:                          Simon Gillham
                                         Tel: +33 (0)1 58 47 90 40
                                         simon.gillham@havas.com

Investor Relations:                      Virginia Jeanson
                                         Tel: +33 (0)1 58 47 91 34
                                         virginia.jeanson@havas.com

                                         Catherine Francois
                                         Tel: +33 (0)1 58 47 91 35
                                         catherine.francois@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B